UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2014

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on August 19, 2014

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Royal Dutch Shell plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from 3.):	See answer to Question 9

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	15 August 2014

6. Date on which issuer notified:	18 August 2014

7. Threshold(s) that is/are crossed or reached:	Above 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
if possible using the ISIN CODE			Direct	Direct	Indirect	Direct	Indirect
A Ordinary (GB00B03MLX29)	26,825,108	26,825,108			27,325,108		0.428%
A ADRs (US7802592060)	18,233,986	36,467,972			36,468,080		0.571%
B Ordinary (GB00B03MM408)	67,564,900	67,564,900			70,951,426		1.111%
B ADRs (US7802591070)	60,360,234	120,720,468			120,720,468		1.891%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
255,465,082	4.001%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The Capital Group Companies, Inc. (“CG”) holdings

	Number of Shares	Percent of Outstanding
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company	2,174,653	0.034%
Capital International Limited	599,257	0.009%
Capital International SArl	455,614	0.007%
Capital International, Inc.	308,500	0.005%
Capital Research and Management Company	251,937,058	3.946%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Mark Edwards Royal Dutch Shell plc

15. Contact telephone number:	+44 20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: August 19, 2014